UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment No. 1
to

SCHEDULE TO
(Rule 14d-100)

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

COMPAÑÍA CERVECERÍAS UNIDAS S.A.
(UNITED BREWERIES COMPANY, INC.)
(Name of Subject Company (Issuer))

INVERSIONES Y RENTAS S.A.
(Name of Filing Persons (Offeror))

American Depositary Shares (ADS) each representing
2 shares of Common Stock, no par value
(Title of Class of Securities)

204429104
(CUSIP Number of Class of Securities)

Common Stock, no par value
(Title of Class of Securities)

N/A
(CUSIP Number of Class of Securities)

Rosita Covarrubias Gatica
Inversiones y Rentas S.A.
Enrique Foster Sur 20, 14th Floor
Santiago, Chile
+(56 2) 2750-7210
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

With copies to:

Marcelo Mottesi, Esq.
Milbank LLP
55 Hudson Yards
New York, New York 10001
(212) 530-5602

CALCULATION OF FILING FEE

Transaction Valuation(1)	Amount of filing fee(2)
US$155,743,508.57	US$16,991.62

(1)
Estimated solely for purposes of calculating the filing fee. The transaction valuation has been calculated as the product of (x) 16,390,172 (which is the maximum number of Compañía Cervecerías Unidas S.A. shares of common stock (“Shares”) or underlying Shares represented by American Depositary Shares of Compañía Cervecerías Unidas S.A. (each of which represents two Shares, and which we refer to as the “ADSs”) to be purchased under the tender offer), times (y) the tender offer price of Ch$6,800 per Share, in cash, converted to U.S. dollars using an exchange rate of Ch$715.62 to US$1.00, the Observed Exchange Rate (as defined in the Offer to Purchase) as of May 18, 2021.

(2)	The amount of the filing fee has been calculated in accordance with Rule 0-11(d) of the Securities Exchange Act of 1934, as amended (the transaction valuation times the current fee rate of 0.0001091).

☒
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: 16,991.62	Filing Party: Inversiones y Rentas S.A.
Form or Registration No.: Schedule TO	Date Filed: May 19, 2021

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:
☒	third-party tender offer subject to Rule 14d-l.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:
☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

EXPLANATORY NOTE

This Amendment No. 1 (this “Amendment”) amends and supplements the Schedule TO (the “Schedule TO”), relating to the offer (the “Offer”) by Inversiones y Rentas S.A. (“IRSA”), a Chilean closely held corporation, to purchase an aggregate of up to 16,390,172 issued and outstanding shares of common stock, no par value, of Compañía Cervecerías Unidas S.A. (United Breweries Company, Inc.), an open stock corporation (sociedad anónima abierta) organized under the laws of the Republic of Chile (“CCU”) (the “Shares,” and each a “Share”), from all holders, wherever located, and whether they currently hold such Shares in the form of Shares or American Depositary Shares of CCU (the “ADSs,” and each an “ADS,” each representing two (2) Shares), representing 4.44% of CCU’s outstanding Shares, at a purchase price of Ch$6,800 per Share (equivalent to Ch$13,600 per ADS), in cash, without interest (the “Tender Offer Price”), upon the terms and subject to the conditions described in the Offer to Purchase (as defined below).

The offer was made on the terms and subject to the conditions set forth in the Offer to Purchase, dated as of May 19, 2021 (the “Offer to Purchase”) and in the related Form of Chilean Share Acceptance, Form of U.S. Share Acceptance or ADS Letter of Transmittal, as applicable (each as defined in the Offer to Purchase).

The Tender Offer Price for the Shares that are accepted for payment pursuant to the Offer will be paid by IRSA in Chilean pesos. However, IRSA has directed the U.S. Settlement Agent (as defined in the Offer to Purchase) to coordinate with the FX Agent (as defined in the Offer to Purchase) for the U.S. dollar conversion of the Tender Offer Price payable to holders of ADSs that are tendered to the ADS Tender Agent (as defined in the Offer to Purchase), such that holders tendering Shares in the form of ADSs will receive payment in United States dollars converted at the ADS Tender Offer Price Exchange Rate (as defined in the Offer to Purchase), less distribution fees (as defined in the Offer to Purchase) and applicable withholding taxes, upon the terms and subject to certain conditions described in the Offer to Purchase and in the related ADS Letter of Transmittal.

This Amendment amends and supplements only the items of the Schedule TO that are being amended and supplemented hereby, and unaffected items and exhibits in the Schedule TO are not included herein. This Amendment should be read in conjunction with the Schedule TO and the related exhibits included therein, as the same may be further amended or supplemented hereafter and filed with the SEC. Capitalized terms used herein but not otherwise defined have the meanings set forth in the Schedule TO.

Item 8.	Interest in Securities of the Subject Company

Item 8(a) of the Schedule TO is hereby amended and supplemented by adding the following:

The Offer expired on June 17, 2021.  Based on the final tabulations, a total of 15,907,548 Shares (including 4,884,800 Shares represented by 2,442,400 ADSs) were validly tendered and not withdrawn pursuant to the Offer. All such Shares have been accepted for payment and payment will be made on or around June 23, 2021.

Upon purchase of the Shares pursuant to the Offer, IRSA’s ownership in CCU will increase to 243,389,264 Shares or approximately 65.87% of the total outstanding Shares of CCU, which will leave 126,113,608 Shares (including Shares represented by ADSs) held by parties other than IRSA.

On June 19, 2021, IRSA issued a press release announcing the results of the Offer, a copy of which is attached as Exhibit (a)(1)(L) hereto.

Item 12.	Exhibits

Exhibit No.	Description

(a)(1)(L)	Press Release issued by IRSA on June 19, 2021

SIGNATURES

After due inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: June 21, 2021

Inversiones y Rentas S.A.

By:	/s/ Alessandro Bizzarri Carvallo
Name:	Alessandro Bizzarri Carvallo
Title:	Chief Executive Officer

By:	/s/ Rodrigo Hinzpeter Kirberg
Name:	Rodrigo Hinzpeter Kirberg
Title:	Director

EXHIBIT INDEX

Exhibit No.	Description

(a)(1)(L)	Press Release issued by IRSA on June 19, 2021